

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via E-Mail
Mr. J. Miguel Fernandez de Castro
Chief Executive Officer
ExamWorks Group, Inc.
3280 Peachtree Road, N.E.
Suite 2625
Atlanta, GA 30305

      Re: ExamWorks Group, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed February 29, 2012
                File No. 001-34930

Dear Mr. Fernandez de Castro:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and
                            Mining